FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003.

ROGERS CABLE INC.

(Translation of registrant’s name into English)

333 Bloor Street East, 7th Floor
Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  ☒          Form 40-F  ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes  ☐          No  ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS CABLE INC.

By:	/s/ M. Lorraine Daly M. Lorraine Daly Vice President, Treasurer

Date:	June 17, 2003

Signatures
Exhibit Index
PRESS RELEASE

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated June 16, 2003 issued by Rogers Communications Inc. announcing that its wholly-owned subsidiary Rogers Cable Inc. has priced a private placement in an aggregate principal amount of US$350 million (approximately Cdn$469 million) 6.25% Senior (Secured) Second Priority Notes due June 15, 2013.